UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sample, Frank T.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              12/05/97    M        2,094.00      A                              D  Direct
Common Stock (1)                              12/05/97    S (2)    2,094.00      D  $31.9411                    D  Direct
Common Stock (1)                              12/05/97    M        14,904.00     A                              D  Direct
Common Stock (1)                              12/05/97    S (2)    14,904.00     D  $31.9411     36,830.00      D  Direct
Common Stock                                                                                     4,097.00       I  By 401(k) Plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$23.1900        12/05/97       M                          2,094.00         07/10/97 (3) 01/27/05
 buy) (1)
Employee Stock Option (right to$23.1900        12/05/97       M                          14,904.00        07/10/97 (3) 01/27/05
 buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to12/05/97  Common Stock (4)               2,094.00      $31.9411                  D   Direct
 buy) (1)
Employee Stock Option (right to12/05/97  Common Stock (4)               14,904.00     $31.9411    1.00          D   Direct
 buy) (1)

Explanation of Responses:

(1)
Prior to the Effective Time of the Merger, the reporting person was a shareholder and optionee of PHAMIS and all of the reporting person's PHAMIS Common Stock and options for PHAMIS Common Stock have been converted into IDX Common Stock and options for IDX
Common Stock.
(2)
Such shares being sold were acquired in a transaction exempt under Rule 16b-3(d).
(3)
Pursuant to the terms of the Agreement and Plan of Merger dated as of 3/25/97 (the 'Merger Agreement'), between PHAMIS, Inc.
('PHAMIS') and IDX Systems Corporation ('IDX'), all options became 100% vested and exercisable immediately prior the Merger.  The
Effective Time of the Merger was July 10, 1997 and all options became exercisable as of that date.
(4)
Pursuant to the terms of the Merger Agreement, the purchase price per share of IDX Common Stock is determined by dividing the purchase price per share of PHAMIS Common Stock subject to the PHAMIS option by the Conversion Ratio.  For example, the reporting person was granted options for PHAMIS stock on 01/25/96 at a purchase price of $24.00 ($24.00/.73 = $32.88)

SIGNATURE OF REPORTING PERSON
/S/ By: Robert W. Baker, Jr., Attorney-in-Fact
    For: Frank T. Sample
DATE